345 Park Avenue New York, NY 10154- 1895	Direct Main Fax	212.407.4000 212.407.4000 212.407.4990

Via Edgar

June 14, 2024

Conlon Danberg

Lauren Nguyen

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pono Capital Two, Inc.
Revised Preliminary Proxy Statement on Schedule 14A Filed May 7, 2024 File No. 001-41462

Dear Mr. Danberg and Ms. Nguyen:

On behalf of our client, Pono Capital Two, Inc., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated May 24, 2024 (the “Comment Letter”) regarding the Company’s Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

The Company has filed via EDGAR an Amendment No. 3 to the Proxy Statement (the “Amended Proxy Statement”), which reflects the Company’s responses to the Comment Letter and certain updated information. Please note that our responses below, insofar as relevant information relates to SBC Medical Group Holdings Incorporated, a Delaware corporation (“SBC”) or matters arising from SBC’s participation in the preparation of the Proxy Statement and the Amended Proxy Statement, are based on our discussions with and information received from SBC or its counsel, Anthony, Linder & Cacomanolis, PLLC, who have similarly participated in the preparation and review of this response letter.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended Proxy Statement. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Amended Proxy Statement.

Revised Preliminary Proxy Statement on Schedule 14A filed May 7, 2024

Letter to Shareholders, page 2

1.	Please revise to highlight that the Combined Entity will be a “controlled company” within the meaning of the applicable rules of Nasdaq and, upon closing, Dr. Yoshiyuki Aikawa will control approximately 66.9% of the voting power of your outstanding common stock if there are no additional redemptions by the Combined Company’s public stockholders.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement in the letter to shareholders.

Risk Factors

Risks Related to Pono and the Business Combination

If Pono is deemed to be an investment company for purposes of the Investment Company Act of

1940..., page 68

2.	We note your revised disclosure in response to prior comment 22 and re-issue the comment in part. Please expand on this risk factor to address the risk that if you are found to be operating as an unregistered investment company, you may be required to change your operations or register as an investment company under the Investment Company Act. If you believe that under such circumstances, Pono would abandon its efforts to complete an initial business combination and liquidate rather than attempt to change its operations or register as an investment company, please state that clearly in the risk factor.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages 69-70.

Nasdaq may delist Pono’s securities from its exchange which could limit investors’ ability to make transactions in its securities..., page 90

3.	Please update this risk factor to disclose the recent notices from Nasdaq informing Pono of its non-compliance with continued listing rules and describe how Pono will address the non-compliance and its potential impact on your ability to close an initial business combination.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages 92-93.

Non-redemption Agreement, page 98

4.	We note your disclosure regarding the non-redemption agreement with an unaffiliated investor pursuant to which the investor will acquire 1,500,00 to 1,700,000 shares of Class A common stock from public stockholders in the open market, at prices no higher than the redemption price per share payable to stockholders who exercise redemption rights in connection with the stockholder vote to approve the Company’s proposed business combination. The non-redemption agreement appears to contemplate the purchase of Class A common stock by the investors outside the redemption offer in exchange for consideration paid by the Company or its affiliates. Please provide us with your analysis as to how the purchases under these agreements comply with Rule 14e-5. To the extent you are relying on Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances. In particular, please clarify if the shares being purchased could be voted in favor of approving the business combination transaction.

Response: As the Staff noted in Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 (March 22, 2022) (the “C&DI”), the Staff “will not object to purchases by the SPAC sponsor or its affiliates outside of the redemption offer as long as” certain conditions are satisfied. The Company believes it has met those conditions as follows:

●	the Securities Act registration statement or proxy statement filed for the business combination transaction discloses the possibility that the SPAC sponsor or its affiliates will purchase the SPAC securities outside the redemption process, along with the purpose of such purchases;

We direct the Staff to the disclosure throughout the Amended Proxy Statement, including page 98, which discloses the possibility of such purchases outside the redemption process.

●	the SPAC sponsor or its affiliates will purchase the SPAC securities at a price no higher than the price offered through the SPAC redemption process;

We direct the Staff to the disclosure on page 100, as well as the terms of the non-redemption agreement included as Exhibit 10.1 to Pono’s current report on Form 8-K filed with the SEC on January 17, 2024, which states that the price paid by the Holder shall be no higher than the redemption price pursuant to the terms of the non-redemption agreement.

●	the Securities Act registration statement or proxy statement filed for the business combination transaction includes a representation that any SPAC securities purchased by the SPAC sponsor or its affiliates would not be voted in favor of approving the business combination transaction;

We direct the Staff to the disclosure on page 100, as well as the terms of the non-redemption agreement included as Exhibit 10.1 to Pono’s current report on Form 8-K filed with the SEC on January 17, 2024, which states that the Holder shall not vote any shares in connection with the business combination pursuant to the terms of the non-redemption agreement.

●	the SPAC sponsor and its affiliates do not possess any redemption rights with respect to the SPAC securities or, if they possess redemption rights, they waive such rights; and

We direct the Staff to the disclosure on page 100, as well as the terms of the non-redemption agreement included as Exhibit 10.1 to Pono’s current report on Form 8-K filed with the SEC on January 17, 2024, which states that the Holder has agreed to waive all redemption rights with respect to the shares of Class A common stock held by the Holder pursuant to the non-redemption agreement.

●	the SPAC discloses in a Form 8-K, prior to the security holder meeting to approve the business combination transaction, the following:

o	the amount of SPAC securities purchased outside of the redemption offer by the SPAC sponsor or its affiliates, along with the purchase price;

Pono commits to disclose the amount of Pono securities purchased outside of the redemption offer by the Holder, along with the purchase price in a Form 8-K prior to the special meeting to approve the Business Combination.

o	the purpose of the purchases by the SPAC sponsor or its affiliates;

Pono confirms that it will disclose the purpose of the purchases by the Holder in a Form 8-K prior to the special meeting to approve the Business Combination.

o	the impact, if any, of the purchases by the SPAC sponsor or its affiliates on the likelihood that the business combination transaction will be approved;

Pono confirms that it will disclose the impact, if any, of the purchases by the Holder on the likelihood that the Business Combination will be approved in a Form 8-K prior to the special meeting to approve the Business Combination.

o	the identities of SPAC security holders who sold to the SPAC sponsor or its affiliates (if not purchased on the open market) or the nature of SPAC security holders (e.g., 5% security holders) who sold to the SPAC sponsor or its affiliates; and

Pono confirms that it will disclose such information in a Form 8-K prior to the special meeting to approve the Business Combination.

o	the number of SPAC securities for which the SPAC has received redemption requests pursuant to its redemption offer.

Pono confirms that it will disclose such information in a Form 8-K prior to the special meeting to approve the Business Combination.

5.	We note your description here of a non-redemption agreement with one unaffiliated investor. You also define “Non-Redemption Agreements” to be “the non-redemption agreements entered into by Pono and the Sponsor and certain unaffiliated stockholders owning, in the aggregate, 998,682 shares of Pono Class A common stock prior to entering into the Non-Redemption Agreements, pursuant to which such stockholders agreed, among other things, not to redeem or exercise any right to redeem such public shares in connection with the extension of Pono from May 9, 2023 to February 9, 2024.” Please consider revising your disclosure to distinguish between the non-redemption agreements.

Response: Changes in response to the Staff’s comment have been reflected throughout the Amended Proxy Statement.

Background of the Business Combination, page 125

6.	We note your disclosure that “[o]n January 22, 2023, SBC provided Pono management with revised financial statements. The statements reflected a reduction of revenue and net income to $321 million and $54 million, respectively. The revised projections were primarily a result of the restructuring of the SBC business entities and the change in reporting to US GAAP.” Please clarify if these revised financial statements were the reason the valuation of SBC was revised from $2.5 billion in the initial LOI to $1.2 billion in the initial draft of the Business Combination Agreement.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 128.

Note 2(a), page F-36

7.

We note your response to prior comment 21 and re-issue in part. Please expand your disclosure to clearly identify all unconsolidated entities in which you own a majority equity interest. Quantify the voting interest you have in each of these entities. Disclose whether you are applying the cost method or the equity method for these investments. If you do not apply the VIE accounting model to these entities based on the not-for-profit entities scope exception then that accounting policy should be clearly disclosed. If these equity investments do not include any substantive voting or profit distribution rights, then please clearly disclose the business purpose of these investments. If asset recoverability can only be accomplished through liquidation of the investees, which are all non-profit entities, then clearly disclose how you reasonably concluded that the assets are recoverable. It appears that these assets should be classified as equity investments on your Balance Sheets instead of as “long-term payments” and that the guidance and disclosures required by ASC 321 are applicable. Disclose how purchases of these investments are classified in the Statements of Cash Flows. Compliance with ASC 230-10-45-13b. should be clearly evident. In this regard it appears that these equity investments convey certain rights of ownership.

Response: SBC respectfully acknowledges the Staff’s comment and performed a reassessment of those long-term payments and reclassified the assets as equity investments under ASC 321. SBC elected to use the measurement alternative to measure those investments at cost, less impairment. ASC 321-10-35-3 outlines impairment indicators the entities should consider at each reporting period including but not limited to the following:

1.	A significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee.

2.	A significant adverse change in the regulatory, economic, or technological environment of the investee.

3.	A significant adverse change in the general market condition of either the geographic area or the industry in which the investee operates.

4.	A bona fide offer to purchase, an offer by the investee to sell, or a completed auction process for the same or similar investment for an amount less than the carrying amount of that investment.

5.	Factors that raise significant concerns about the investee’s ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements or debt covenants.

The qualitative assessment is similar to the impairment test SBC performed for the recoverability of the long-term payments, which were recorded at cost, and assessed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, such as the following:

1.	A significant decrease in the market price of a long-lived asset (asset group).

2.	A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition.

3.	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator.

4.	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group).

5.	A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group).

6.	A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The term more likely than not refers to a level of likelihood that is more than 50 percent.

As the long-term payments made by SBC to acquire the equity interests of non-profit MCs are very unique under the medical-related laws and regulations of the Japanese Medical Care Act, SBC named the assets as long-term payments previously. The measurement of investment in equity interests pursuant to ASC 321 resulted in no difference from accounting perspective because the underlying data used for impairment analysis are very similar. As SBC provides comprehensive management services to MCs, including accounting and bookkeeping services, it has access to MCs' financial information and tests impairment based on MCs' operating performance. No indicator of impairment was noticed under either of the impairment assessments described above. SBC concluded that the revision of the name did not have any impact on the carrying value of the assets/investments, and there is no impact on the consolidated balance sheets and income statements.

Also, according to ASC 230-10-45-13b, SBC reclassified the purchase of these investments, which was $26,780 and nil for the years ended December 31, 2023 and 2022, respectively, from operating activities to investing activities in the consolidated statement of cash flows, and disclosed the reclassification.

Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages F-53, F-57, F-60, F-61 and F-65.

Note 2(u), page F-43

8.	Based on the disclosure in Note 16, it appears that only $1.4 million of your $29.4 million December 31, 2022 “Advances from Customers -- related parties” balance was recognized as revenue in 2023. Please expand your revenue recognition policy disclosure to fully describe the transactions included in this liability account and the relevant material rights and obligations of the Company and of the Customer. Explain why only a minimal amount was recognized as revenue.

Response: SBC advises that the balance of advances from customers - related parties primarily included 1) the cash received in an amount equivalent to the awarded loyalty points that have not been redeemed by MCs' customers, which would be returned to MCs upon the redemption of the loyalty points or recognized as SBC's revenue when the points are expired, which has not been significant historically; and 2) MCs' overpayment for procurement services revenue when SBC received discounts on certain large purchases, which would be returned to MCs at a later time. Based on historical data, the majority of the balance of advances from customers - related parties represented cash that would be returned to MCs subsequently, instead of deferred revenue, therefore, the amount being recognized as revenues is much smaller than the total balance. Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page F-68.

Note 18, page F-66

9.

You disclose that in January 2024, in connection with a routine tax examination of the Company’s income tax returns, the Japanese tax authority discovered misappropriations of Company funds by a former director. Please clarify for us how you were able to measure the impact of the misappropriations on your reported revenue and advances from customers’ accounts. Specifically, it is not clear why your restated 2022 net income decreased by $1.1 million and advances from customers increased by $4.2 million. In light of the related party disclosure on page 232, please disclose whether the "former director" is a relative of the CEO. Regarding the corresponding risk factor disclosure on page 84, please tell us why your system of internal controls failed to detect this misappropriation of funds and whether you are implementing any responsive changes in your system of internal controls. Explain to us how the information in your tax return enabled the misappropriation to be detected by the tax authority.

Response: SBC advises the Staff that, to investigate the impact of the misappropriations, assistance of independent legal counsel and forensic consultants was used, and SBC concluded the misappropriated amount by examining the documents including but not limited to invoices issued to SBC since April 2016, the former director's personal bank statements and tax returns filed; conducting a digital forensic investigation on the data including but not limited to what was stored in the former director's working devices; conducting interviews and/or surveys with the former directors and other employees. The misappropriated amount, excluding consumption tax, represents advertising services that SBC purchased on behalf of a related-party MC, i.e., vendor costs, which were originally included in the revenues reported on a net basis. Since the advertising procurement service revenue was based on a fixed percentage of the vendor cost, and the total fraudulent vendor cost was concluded via the investigation, the impact on net revenues could be calculated. As a result of the restatement, the misappropriated amount, i.e., the fraudulent vendor cost, was reclassified from net revenues to misappropriation loss; the gross revenues originally recognized were reversed, the corresponding payments previously received from the customer were reclassified as an advance payment for future demands as agreed upon by the related-party MC.

The $4.2 million increase in advances from customers represents the corresponding payments received from the related-party MC for the fraudulent advertising services that were reclassified from net revenues to advances from customers as of December 31, 2022, which includes $3.0 million reclassified before the year ended December 31, 2022.

The $1.1 million decrease in net income for the year ended December 31, 2022 was mainly attributed to:

1)	The reclassification of $1.0 million misappropriated amount, the fraudulent vendor cost, from net revenues to misappropriation loss;

2)	The reversal of $0.2 million net revenues, which includes $1.2 million gross revenues reclassified from net revenues to advances from customers and $1.0 million fraudulent vendor cost reclassified from net revenues to misappropriation loss; and

3)	$0.06 million decrease in income tax expense due to the changes above.

SBC advises the Staff that the former director is not a relative of the CEO of SBC. The related party disclosure referred to Note 18 is because the misappropriated amounts represented advertising services that SBC purchased on behalf of a related-party MC and the restatements impacted revenues, net - related parties and advances from customers - related parties. Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 241.

Changes in response to the Staff’s comment “Regarding the corresponding risk factor disclosure on page 84, please tell us why your system of internal controls failed to detect this misappropriation of funds and whether you are implementing any responsive changes in your system of internal controls. Explain to us how the information in your tax return enabled the misappropriation to be detected by the tax authority” have been reflected in the Amended Proxy Statement on page 84.

Please do not hesitate to contact Mitchell Nussbaum at (212) 407-4159 or Alexandria Kane at (212) 407-4017 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:

Darryl Nakamoto
Pono Capital Two, Inc.

Yoshiyuki Aikawa
SBC Medical Group Holdings Incorporated

Craig D. Linder, Esq.
Anthony, Linder & Cacomanolis, PLLC